                                                  SECURITIES AND EXCHANGE COMMISSION

                                                         Washington D.C. 20549

                                                            _______________

                                                               FORM 6-K

                                                       REPORT OF FOREIGN ISSUER

                                                 PURSUANT TO RULE 13a-16 OR 15d-16 OF

                                                  THE SECURITIES EXCHANGE ACT OF 1934

                                    Date:   2 February 2004

                                                       NATIONAL GRID TRANSCO plc
                                                          (Registrant's Name)

                                                              1-3 Strand
                                                                London
                                                               WC2N 5EH
                                                         (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F                                   Form 40-F

Indicate by check mark whether the  registrant by furnishing  the  information  contained in this Form is also thereby  furnishing  the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                  Yes                                         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                                               SIGNATURE

         Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     NATIONAL GRID TRANSCO plc

                                                     s/David C. Forward
                                                     By:_________________________
                                                        Name: David C Forward
                                                       Title: Assistant Secretary

Date: 2 February 2004

                                                           ANNEX 1 - SUMMARY

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                   Announcements sent to the London Stock Exchange for January 2004

                                    National Grid Transco plc ('NGT')
                                    1-3 Strand
                                    London
                                    WC2N 5EH
                                    United Kingdom

---------------------------------------------------------------------------------------------------------------------------------------

                                           Recent Announcements to The London Stock Exchange

DATE              DETAILS

29.1.04  Directors' Share Purchase (Roger Urwin)

27.1.04  Directors Interests- (S. Lucas)- LTIS reinvestment of dividend (on receipt by trustee of NGT's 21 Jan. interim dividend)

26.1.04  Directors' Interests (R. Sergels' 'Thrift Plan' acquires shares).

21.1.04  Directors Interests (LTIS Operation)

19.1.04  Quest operation

19.1.04  Franklin Resources (Templeton) Interest reaches 3.02%.

16.1.04  Directors Interests (LTIS Operation)

8.1.04   Directors Interests - Share Incentive Plan

5.1.04   Quest operation

                                                      ANNEX 2 - Copy Announcements as sent

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                              Announcements to the London Stock Exchange
                                                           for January 2004

                           National Grid Transco plc ('NGT')
                           1-3 Strand
                           London
                           WC2N 5EH
                           United Kingdom

---------------------------------------------------------------------------------------------------------------------------------------

National Grid Transco plc (NGT)
5 January 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 5,528 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc (NGT)
8 January 2004

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 88,373 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market yesterday, at a price of 397.75 pence per share.

The undermentioned executive directors of NGT, together with some 3,950 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

------------------------------- ---------------------------- ----------------------------
Director                          Shares purchased in SIP     Resulting total interest
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Steven Holliday                             32                          482,546
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Roger Urwin                                 32                        1,096,168
------------------------------- ---------------------------- ----------------------------

---------------------------------------------------------------------------------------------------------------------------------------

16 January 2004
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')

(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT yesterday received a notification from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 4,833 shares by participants on 8 and 9 January 2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 420,319 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc ('NGT')
19 January 2004

Notification of Interest in NGT Ordinary Shares, Pursuant to Section 198 of The Companies Act 1985
----------------------------------------------------------------------------------------------------------

NGT today received a notification from Franklin Resources, Inc. that, together with affiliates, including Franklin Mutual Advisers,
LLC and Templeton Worldwide, Inc., it had a notifiable interest in 3.02% of NGT ordinary shares (93,240,377 shares) at 16 January
2004.

National Grid Transco plc (NGT)

19 January 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
-----------------------------------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 16,141 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

21 January 2004
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')

(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT yesterday received a notification from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 1,024 shares by participants on 19 and 20 January
2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 419,295 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
26 January 2004
Notification of Directors' Interests

-----------------------------------------------------------------------------------------------
The Trustee of the National Grid USA Incentive Thrift Plan (the 'Thrift Plan') notified NGT late last Friday that:

Mr R P Sergel's interest in NGT shares in the Thrift Plan was increased by reinvestment of the January 2004 NGT interim dividend received, as follows:

10.7 Ordinary Share ADRs on 21 January 2004 at US$37.57 per ADR.

27 January 2004
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')

(Notification of Directors' Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT today received a notification from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS.

Yesterday, 26 January 2004, 11,865 shares were purchased at 394.5p for various participants as reinvestment of their January 2004 NGT interim dividend of 7.91p per share; in addition to the exercise, and disposal or transfer, of 14,492 shares by participants. The following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 416,668 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Steve Lucas was also amongst those having their dividends reinvested on shares held in the LTIS. His personal interest in the 2000
LTIS award changed as follows:

------------------------ -------------- -------------------- -------------- ----------------------
Director                 Existing       Additional shares    Revised LTIS   Total NGT
                         2000 LTIS      from dividend        Total          Share Interest after
                         Award          Reinvestment                        event
                                        26 Jan. 2004
                                        at 394.5p

------------------------ -------------- -------------------- -------------- ----------------------
------------------------ -------------- -------------------- -------------- ----------------------
Steve Lucas              79,902         1,590                81,492         393,815
------------------------ -------------- -------------------- -------------- ----------------------

Contact: D C Forward, Assistant Secretary (0207 004 3226)

29 January 2004
National Grid Transco plc (NGT)
------------------------------------------
Directors' Share Purchase

Roger Urwin, Chief Executive of NGT, yesterday purchased a further 32,000 NGT shares at 388p per share.
This takes his total interest to 1,128,168 shares.